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                            MODERN WOODMEN OF AMERICA

                           A FRATERNAL BENEFIT SOCIETY

               HOME OFFICE: 1701 1ST AVENUE, ROCK ISLAND, IL 61201
VARIABLE PRODUCT ADMINISTRATIVE CENTER: P.O. BOX 9284, DES MOINES, IA 50306-9284


                      GUARANTEED INSURABILITY OPTION RIDER

This rider is a part of the certificate to which it is attached. The effective date is the date shown for this rider on the certificate data page.


SECTION 1 - THE CONTRACT

1.1 OPTION BENEFIT
You may increase the specified amount of insurance on the insured's life without proof of insurability on each of the option dates, if the certificate and this rider are in force with all needed monthly deductions paid.

Such increase is subject to the following rules:

a) You must send us a written request, on our application form, on or before the option date. The insured must consent to the increase.
b) The effective date of the increase will be the option date.
c) In no event will the increase in specified amount become effective unless the insured is living on the option date.
d) The increase in specified amount will not exceed the amount of this rider.
e) Each option will expire if not used on or before its option date. The expiration will not affect future options.
f) The monthly deductions for the increased amount will be based on the insured's sex, attained age and premium class on the option date.
g) The increased amount will be subject to the same exceptions, exclusions and restrictions, if any, as the certificate to which it is attached.
h) The increased amount will not be effective unless the net surrender value on the option date is sufficient to pay the monthly deduction for the certificate plus the increased amount due on that date.
i) We will send you a new certificate data page showing the new specified amount following exercise of an option.
j) The increased amount will be subject to the first year per $1,000 charges shown in the certificate.


1.2 AMOUNT OF THIS RIDER
The amount of this rider is shown on the certificate data page.

1.3 OPTION DATES
Option dates will be the certificate anniversaries on which your age is 22, 25, 28, 31, 34, 37 and 40. Use of the advance purchase option will cancel the next unused option.

1.4 ADVANCE PURCHASE OPTION
If the certificate and this rider are in force with all needed deductions paid, you may make immediate use of the next unused option within 60 days of the following:
a) the insured's marriage;
b) the birth of each living child to the insured during the insured's lifetime;
   or
c) upon the insured's legal adoption of a child.

Use of the advance purchase option is subject to the same rules which apply to any other option benefit plus the following:
a) The next option date will be cancelled.
b) In the event of a multiple birth, the specified amount of the new certificate may be increased to an amount equal to the amount of this rider times the number of live children born.
c) Proof of such marriage, birth or adoption must be furnished to us.

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d) The increased amount under this option will not be effective unless the net surrender value on the effective date of such increase is sufficient to pay monthly deductions for the certificate plus the amount of the increase resulting from the exercise of this option.
e) The effective date of the increase will be the monthly deduction day coinciding with or next following the date the signed request was received in our administrative center.

If the insured dies without using an advance purchase option during the 60 days it is available, a death benefit will be paid equal to the amount that would have been paid had you exercised such option.


1.5 TERMINATION
All rights and benefits under this rider will terminate on the earliest of:
a) the certificate anniversary on which the insured is age 40;
b) the insured dies;
c) your request that the certificate or rider be cancelled;
d) the grace period specified in the certificate ends without payment of the monthly deductions;
e) termination of the certificate.

1.6 CERTIFICATE PROVISIONS APPLY
All provisions of the certificate not in conflict with this rider will apply to this rider. In the event of a conflict between the provisions of the certificate and this rider, the provisions of this rider will prevail.

1.7 INCONTESTABILITY AND SUICIDE
With respect to any increase in specified amount provided by options under this rider, the period of time specified in any provisions of the certificate relating to incontestability and suicide will run, not from the effective date of the increase, but from the date of issue or reinstatement of this rider.


SECTION 2 - MONTHLY DEDUCTIONS AND REINSTATEMENT

2.1 MONTHLY DEDUCTIONS
The monthly deductions for this rider as shown herein are to be deducted on the same dates, in the same manner, and under the same conditions as the monthly deductions for the certificate to which this rider is attached. Monthly deductions for this rider are due until this rider terminates. Any monthly deductions deducted after termination, as provided in this rider, will not continue this rider in force and will be refunded.

The monthly deductions for this rider are based on the insured's attained age at the beginning of each certificate year. The table on the following page shows the monthly deduction per $1,000 of rider amount based on the insured's attained age at the beginning of each certificate year.

2.2 REINSTATEMENT
This rider may be reinstated along with the certificate subject to the requirements of the certificate and the following:
a) The insured must provide proof of good health and insurability satisfactory to us.
b) All unpaid monthly deductions must be paid with interest. We will set the interest rate, but it will not exceed 6% per year.



                /s/ Clyde Schoeck
                    President

                /s/ J. V. Standaert

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                    National Secretary

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                     TABLE OF GUARANTEED INSURABILITY OPTION
                       MONTHLY DEDUCTION RATES PER $1,000

  Attained       Male      Female     Attained       Male       Female
     Age         Rate       Rate         Age         Rate        Rate
      0          .01        .01          20          .06         .04
      1          .02        .02          21          .06         .04
      2          .02        .02          22          .06         .04
      3          .02        .02          23          .07         .05
      4          .02        .02          24          .07         .05
      5          .02        .02          25          .07         .06
      6          .02        .02          26          .08         .06
      7          .03        .02          27          .08         .06
      8          .03        .02          28          .08         .06
      9          .03        .02          29          .08         .07
     10          .03        .02          30          .08         .07
     11          .03        .02          31          .08         .07
     12          .03        .02          32          .09         .07
     13          .04        .02          33          .09         .08
     14          .04        .03          34          .09         .08
     15          .04        .03          35          .09         .08
     16          .04        .03          36          .09         .09
     17          .04        .03          37          .10         .10
     18          .05        .03          38          .12         .12
     19          .05        .03          39          .14         .13